Exhibit 99.5
May 21, 2010
By Email:
marc.kieselstein@kirkland.com
Members of the Board of Directors
          of Visteon Corporation
c/o Mr. Marc Kieselstein
Kirkland & Ellis LLP
610 Lexington Avenue
New York, New York 10022
          Re:      Visteon Corporation (“Visteon”) Chapter 11 Plan Proposal
Dear Board Members:
     The three entities sending this letter hold approximately 13% of Visteon’s common stock. We have previously explained to you our belief that Visteon is solvent and should not prosecute a chapter 11 plan extinguishing its shareholders. Both the Bankruptcy Court and your attorneys have stated they would consider an actual proposal from shareholders investing new money to prove their belief in the value. While we believe you have prescribed unnecessarily narrow parameters for an acceptable proposal which prevent shareholders from maximizing the value they are entitled to receive, we are nevertheless making a proposal within your parameters to accelerate and facilitate the chapter 11 plan process.
     In a nutshell, our proposal is calculated to provide Visteon a quick exit from chapter 11 because it (a) is fully consistent with the secured term loan lenders’ proposal of May 7, 2010 whereby they convert $300 million of debt to common shares (for no fees) and backstop (for no fees) the $950 million common share offering to the bondholders, (b) provides the bondholders better treatment than what they negotiated for themselves in Visteon’s plan by providing them (i) 10% of the common equity instead of 5% in Visteon’s plan, (ii) the right to participate in the same rights to acquire $950 million of common shares at the same plan value they negotiated for themselves in Visteon’s plan, and (iii) majority ownership in a reorganized Visteon that is less leveraged than Visteon proposed, (c) substitutes $385 million of shareholder cash for the $400 million exit facility under Visteon’s plan (the fee savings are far greater than $15 million), which cash will be exchanged for at least $175 million of common shares (saving reorganized Visteon substantial debt service) and up to $210 million of secured notes on the same terms Visteon’s exit facility would have had, and (d) treat all other classes the same as Visteon.
     Significantly, Visteon is currently prosecuting motions for orders approving an equity commitment agreement and a plan support agreement. Buried within the equity commitment agreement is a clause (section 10.2(a)) providing Visteon must apply to pay $43.75 million in damages to other counterparties if it does not go forward with its

Visteon Board of Directors
May 21, 2010

second amended proposed plan. Now that you know from the term loan lenders’ letter dated May 7, 2010 that they will provide for no fees other than expenses a backstop for $1.25 billion of equity (by converting $300 million of secured debt to common shares and backstopping $950 million of common shares), and you know from this letter that we will provide $385 million cash on the terms set forth below for no fees other than expenses, we trust you will stop attempting to procure approval of agreements rendering Visteon liable for over $87 million of fees plus damages of $43.75 million. Within the context of your second amended proposed plan and to eliminate the term loan lenders’ criticisms of your proposed backstop agreements, our proposal eliminates the fees, the damages, and the illusory agreements which bind Visteon while not binding the investors purporting to commit to buy equity.
Our proposal is as follows:
1.	Within the context of Visteon’s Rights Offering Sub Plan embedded in its proposed Second Amended Plan, we will severally purchase $175 million of common equity at a 5% premium to the share price specified in the Equity Commitment Agreement (section 2.1), as adjusted for changes in the number of shares to be issued and sold, and to be paid by the term loan lenders under their backstop pursuant to their letter dated May 7, 2010. This cash will reduce by $175 million the $400 million of debt reorganized Visteon will need to incur under its chapter 11 plan.

2.	The opportunity to commit to purchase another $210 million of common shares at the same premium price can be provided to all Visteon’s common shareholders as part of the chapter 11 plan solicitation process, in the same manner as the bondholder rights offering.

3.	To the extent, if any, that Visteon common shareholders do not subscribe for $210 million of common shares in the reorganized debtor as proposed above, we will severally provide the full shortfall in cash in exchange for debt instruments of Visteon consistent with the terms Visteon sets forth on page 277 of its proposed second amended disclosure statement (i.e., senior secured, 10% interest rate).

4.	The treatment of the bondholders under the Rights Offering Sub Plan would be improved to provide them 10% of the common equity instead of 5%, and the same rights the plan currently provides for bondholders to subscribe to $950 million of common shares. Moreover, the bondholders would be purchasing shares at plan value rather than the higher premium price paid by shareholders.

5.	Treatment of other classes to remain the same.

Visteon Board of Directors
May 21, 2010

     The foregoing plan incorporates the term loan lenders letter1 and otherwise tracks your plan, except it provides better treatment to bondholders. The only other change is that we and the term loan lenders have replaced your proposed agreements outside the plan costing over $87 million of fees and creating huge damage claims, with new agreements costing no fees and creating no damage claims against Visteon. The foregoing plan also saves Visteon between $17.5 million and $40 million of annual interest expense.
     While we would prefer a chapter 11 plan manifesting the estates’ solvency, and we completely disagree with your notions of value, debt capacity, and failure to reinstate the secured term loan to preserve its favorable terms, we would support the terms above to facilitate an expeditious confirmation. We reserve all our rights.
     Please let us hear from you by Sunday evening May 23, 2010, and do not hesitate to contact us or our attorneys before hand with any questions. We appreciate your consideration of this proposal.

Sincerely,

Davidson Kempner Capital
Management, LLC		Plainfield Asset Management, LLC

By:	/s/ Thomas L. Kempner, Jr.	By:	/s/ Max Holmes

Title: Managing Member		Title: Managing Member

Brigade Capital Management, LLC

By:	/s/ Donald E. Morgan, III

Title: Managing Member

[1]	The term loan lenders suggest 15% of the common equity for the bondholders. We believe the term loan lenders would agree to 10%, but would defer if they do not.